EXHIBIT 99.1

STEALTHGAS INC. Reports Second Quarter and Six Months 2013 Financial and Operating Results

ATHENS, Greece, Aug. 20, 2013 (GLOBE NEWSWIRE) -- STEALTHGAS INC. (Nasdaq:GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the second quarter and six months ended June 30, 2013.

Second Quarter 2013 Results:

  Revenues for the three months ended June 30, 2013 amounted to $30.3 million, an increase of $1.2 million, or 4.1%, compared to revenues of $29.1 million for the three months ended June 30, 2012, primarily due to the higher number of vessels in the 2013 period.
  Voyage expenses and vessels' operating expenses for the three months ended June 30, 2013 were $4.6 million and $8.7 million, respectively, compared to $2.7 million and $7.5 million for the three months ended June 30, 2012. The $1.9 million increase in voyage expenses was primarily due to the higher number of vessels under spot charters in the 2013 period. The $1.2 million increase in operating expenses was primarily the result of the increase in the number of vessels operated in the 2013 period, including both the vessels that were added in the fleet and two vessels that came off bareboat charters, which we operated under time charters during the second quarter of 2013.
  Drydocking Costs for the three months ended June 30, 2013 were $0.9 million as three vessels were drydocked during the period, compared to two vessels being drydocked during the same period last year at a cost of $0.5 million. The drydock of one of the vessels was originally planned for next year but took place during this quarter for technical and commercial purposes.
  No vessel sales took place during the three months ended June 30, 2013 while for the same period in 2012 a $0.1 million gain on sale of a vessel was reported.
  Depreciation for the three months ended June 30, 2013, was $7.5 million, a $0.4 million increase from $7.1 million for the same period of last year. This increase was due to the additional depreciation for one vessel joining the fleet in the second quarter of last year and three vessels joining the fleet in the second quarter of this year.
  Interest and finance costs for the three months ended June 30, 2013 were $2.0 million compared to $2.3 million for the same period last year. The reduction in interest and finance cost was due to a combination of lower interest rates and lower outstanding loan balances.
  As a result of the above, the Company had net income for the three months ended June 30, 2013 of $5.1 million, compared to net income of $7.2 million for the three months ended June 30, 2012. The average number of shares outstanding as of June 30, 2013 increased to 28.3 million compared to 20.6 million for the same period of last year, due to the public offering of 11.5 million shares completed on April 30, 2013. Earnings per share for the three months ended June 30, 2013 amounted to $0.18 compared to $0.35 for the same period of last year.
  Included in the second quarter 2013 results are net gains from interest rate derivative instruments of $0.2 million. Interest paid on interest rate swap arrangements amounted to $0.5 million, or $0.02 per share and change in fair value of the same arrangements amounted to $0.7 million. Adjusted net income was $4.4 million or $0.16 per share for the three months ended June 30, 2013 compared to $6.5 million or $0.31 per share for the same period last year.
  EBITDA for the three months ended June 30, 2013 amounted to $15.1 million. Reconciliations of Adjusted Net Income and EBITDA to Net Income and Adjusted EBITDA to Adjusted Net Income are set forth below.

An average of 38.1 vessels were owned by the Company during the three months ended June 30, 2013, compared to 36.5 vessels for the same period of 2012. As of today, charter coverage for the fleet is 83% through the end of 2013 and 50% for 2014.

As of June 30, 2013, cash and cash equivalents amounted to $110.5 million and total debt to $327.1 million. During the six months ended June 30, 2013 debt repayments amounted to $18.2 million.

Six Months 2013 Results:

  Revenues for the six months ended June 30, 2013, amounted to $59.7 million, an increase of $1.4 million, or 2.4%, compared to revenues of $58.3 million for the six months ended June 30, 2012, primarily due to the higher number of vessels under spot charters in the 2013 period.
  Voyage expenses and vessels' operating expenses for the six months ended June 30, 2013 were $8.1 million and $16.7 million, respectively, compared to $5.3 million and $15.2 million for the six months ended June 30, 2012. The $2.8 million, increase in voyage expenses was primarily due to the higher number of vessels under spot charters in the 2013 period.
  Drydocking Costs for the six months ended June 30, 2013 were $1.4 million as four vessels were drydocked during the period, compared to three vessels being drydocked during the same period last year at a cost of $1.8 million.
  Depreciation for the six months ended June 30, 2013, was $14.8 million, a $0.7 million increase from $14.1 million for the same period of last year. This increase was due to the higher number of vessels in our fleet in the 2013 period.
  Interest and finance costs for the six months ended June 30, 2013 were $4.1 million compared to $4.8 million for the same period last year. The reduction in interest and finance cost was due to a combination of lower interest rates and lower outstanding loan balances.
  No vessel sales took place during the six months ended June 30, 2013 while for the same period in 2012 a $1.4 million gain on sale of a vessel was reported.
  As a result of the above, the Company had net income for the six months ended June 30, 2013 of $11.5 million, compared to net income of $14.6 million for the six months ended June 30, 2012. The average number of shares outstanding as of June 30, 2013 increased to 24.4 million compared to 20.6 million for the same period of last year, due to the public offering of 11.5 million shares completed on April 30, 2013. Earnings per share for the six months ended June 30, 2013 amounted to $0.47 compared to $0.71 for the same period of last year.
  Included in the first six months of 2013 results are net gains from interest rate derivative instruments of $0.2 million. Interest paid on interest rate swap arrangements amounted to $1.7 million, or $0.07 per share and change in fair value of the same arrangements amounted to $1.9 million. Adjusted net income was $9.8 million or $0.40 per share for the six months ended June 30, 2013 compared to $11.7 million or $0.57 per share for the same period last year.
  EBITDA for the six months ended June 30, 2013 amounted to $32.0 million. Reconciliations of Adjusted Net Income and EBITDA to Net Income and Adjusted EBITDA to Adjusted Net Income are set forth below.

An average of 37.6 vessels were owned by the Company during the six months ended June 30, 2013, compared to 36.7 vessels for the same period of 2012.

CEO Harry Vafias commented

In general I am not happy with the quarter, however, I see as a positive sign that in July, we were successful in securing long term charters for three of our vessels that had come off charter. We concluded a three year time charter extension for the 7,000cbm, Gas Haralambos, until July 2016, a three year time charter for the 7,517cbm, Gas Cathar, until July 2016 and a one year time charter for the 6,300cbm, Gas Flawless, until July 2014. As a result of these three charters, the Company has secured approximately $30 million in contracted revenues over the next three years. There is healthy demand for modern vessels, while overall the market remains stable. Summer months typically slow down, hence resulting in lower revenues in our LPG segment of the market but we expect that during the winter markets will pick up again. As a result, the market for older ships operating in the spot market was weaker and as we had comparatively more vessels in the spot market -hence the increase in voyage expenses-  two of our older vessels underperformed while the remaining vessels operated successfully. We also decided to dry-dock a vessel earlier than its intended date in order to coincide with some maintenance which resulted in higher expenses and ultimately a negative impact on the bottom line. We are continuing with our short term strategy to reduce the number of vessels available in the spot market and conclude more period charters of various lengths as our fleet grows.

In this opportune time, our medium term goal is to modernize and expand the fleet through the optimal use of the proceeds from our April equity offering. It will take a few quarters to see the effects of our fleet growth but we have already made significant commitments to increase the LPG fleet from 33 vessels to 42 vessels at a cost of approximately $190 million. Last quarter we took delivery of 3 vessels, the Gas Alice and Gas Enchanted in May and the Gas Inspiration in June. As a result we have committed to expand our fleet by another 6 vessels by the end of 2015, all of which are newbuildings. We are in advanced discussions with banks for financing all of these acquisitions with some of them already being committed.  The support from our lending institutions allows us to seek further opportunities for growth and we expect to add more modern and high quality vessels to our fleet in the near future.

Conference Call details:

On August 20, 2013 at 11:00 am ET, the company's management will host a conference call to discuss the results and the company's operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 682 8490 (US Toll Free Dial In) or 0844 571 8957 (UK Toll Free Dial In).

In case of any problems with the above numbers, please dial +1 631 621 5256 (US Toll Dial In), or +44 (0)1452 555 131 (Standard International Dial In). Access Code: 31787448.

A telephonic replay of the conference call will be available until August 26, 2013 by dialing 1866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 5500 00 (Standard International Dial In). Access Code: 31787448#

Slides and audio webcast:

There will also be a live-and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

Headquartered in Athens, Greece, StealthGas Inc. is a ship-owning company primarily serving the liquefied petroleum gas ("LPG") sector of the international shipping industry. StealthGas Inc. currently has a fleet of 36 LPG carriers with a total capacity of 173,822 cubic meters, three medium range product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons. The Company has agreed to acquire six LPG carriers, with expected deliveries in 2014 and 2015. Once the acquisition of the six LPG carriers is completed and the vessels are delivered, StealthGas Inc.'s LPG carrier fleet will be composed of 42 LPG carriers with a total capacity of 208,222 cubic meters. StealthGas Inc.'s shares are listed on the NASDAQ Global Select Market and trade under the symbol "GASS."

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. There are a variety of factors, many of which are beyond our control, which affect our operations, performance, business strategy and results and could cause actual reported results and performance to differ materially from the performance and expectations expressed in these forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry dockings, changes in STEALTHGAS INC's operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Fleet Data:

The following key indicators highlight the Company's operating performance during the second quarters ended June 30, 2012 and June 30, 2013.

FLEET DATA	Q2 2012	Q2 2013	6M 2012	6M 2013
Average number of vessels (1)	36.5	38.1	36.7	37.6
Period end number of vessels in fleet	37	40	37	40
Total calendar days for fleet (2)	3,319	3,470	6,686	6,800
Total voyage days for fleet (3)	3,288	3,404	6,553	6,711
Fleet utilization (4)	99.1%	98.1%	98.0%	98.7%
Total charter days for fleet (5)	2,869	2,717	5,831	5,506
Total spot market days for fleet (6)	419	687	722	1,205
Fleet operational utilization (7)	94.3%	91.7%	95.1%	93.8%

1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2) Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3) Total voyage days for fleet reflect the total days the vessels were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5) Total charter days for fleet are the number of voyage days the vessels in our fleet operated on time or bareboat charters for the relevant period.

6) Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

7) Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted Net Income represents Net Income before (gain)/loss on sale of assets, loss on derivatives, excluding swap interest paid, share based compensation and unrealized exchange differences. EBITDA represents net income before interest and swap interest paid, income tax expense, depreciation and amortization. Adjusted EBITDA represents adjusted net income before interest and swap interest paid, income tax expense, depreciation and amortization. Adjusted net income, adjusted EPS, EBITDA and adjusted EBITDA, are not recognized measurements under U.S. GAAP. Our calculation of adjusted net income, adjusted EPS, EBITDA and adjusted EBITDA, may not be comparable to that reported by other companies in the shipping or other industries.  In evaluating Adjusted EBITDA and Adjusted Net Income, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide additional information on fleet operational results. We also use EBITDA to assess our liquidity position and believe it represents useful information for investors regarding a company's ability to service and/or incur indebtedness.

(Expressed in United States Dollars, except number of shares)	Second Quarter Ended June 30th,		Six Months Period Ended June 30th
	2012	2013	2012	2013
Net Income - Adjusted Net Income
Net income	7,185,909	5,079,926	14,565,421	11,538,583
Loss/(gain) on derivatives	311,922	(190,515)	763,450	(218,600)
Less swap interest paid	(1,057,038)	(529,644)	(2,374,186)	(1,711,400)
Gain on sale of vessel, net	(97,444)	--	(1,372,409)	--
Unrealized exchange loss	114,266	8,913	93,850	8,028
Share based compensation	--	72,957	--	145,112
Adjusted Net Income	6,457,615	4,441,637	11,676,126	9,761,723

Net Income – EBITDA
Net income	7,185,909	5,079,926	14,565,421	11,538,583
Plus interest and finance costs, incl. swap interest paid	3,389,981	2,561,989	7,164,652	5,764,786
Less interest income	(58,754)	(60,625)	(106,241)	(120,607)
Plus depreciation	7,072,883	7,488,612	14,108,225	14,822,833
EBITDA	17,590,019	15,069,902	35,732,057	32,005,595

Adjusted Net Income – Adjusted EBITDA
Adjusted Net Income	6,457,615	4,441,637	11,676,126	9,761,723
Plus interest and finance costs, incl. swap interest paid	3,389,981	2,561,989	7,164,652	5,764,786
Less interest income	(58,754)	(60,625)	(106,241)	(120,607)
Plus depreciation	7,072,883	7,488,612	14,108,225	14,822,833
Adjusted EBITDA	16,861,725	14,431,613	32,842,762	30,228,735

EPS - Adjusted EPS
Net income	7,185,909	5,079,926	14,565,421	11,538,583
Adjusted net income	6,457,615	4,441,637	11,676,126	9,761,723
Weighted average number of shares	20,552,568	28,261,359	20,552,568	24,428,259
EPS – Basic and Diluted	0.35	0.18	0.71	0.47
Adjusted EPS	0.31	0.16	0.57	0.40

StealthGas Inc.
Unaudited Consolidated Statements of Income
(Expressed in United States Dollars, except number of shares)
	Quarters Ended June 30,		Six Month Periods Ended June 30,
	2012	2013	2012	2013

Revenues
Voyage revenues	29,051,160	27,822,088	58,173,977	54,835,799
Voyage revenues - related party	96,717	2,441,791	96,717	4,875,541
Total revenues	29,147,877	30,263,879	58,270,694	59,711,340

Expenses
Voyage expenses	2,348,615	4,243,866	4,582,088	7,349,225
Voyage expenses - related party	359,833	373,628	718,295	739,087
Vessels' operating expenses	7,417,909	7,634,160	15,006,474	14,621,229
Vessels' operating expenses - related party	75,584	1,065,421	152,084	2,040,760
Dry-docking costs	499,819	874,490	1,782,904	1,370,216
Management fees - related party	1,048,533	1,152,195	2,128,703	2,230,395
General and administrative expenses	542,372	559,806	1,165,383	1,241,401
Depreciation	7,072,883	7,488,612	14,108,225	14,822,833
Net gain on sale of vessels	(97,444)	--	(1,372,409)	--
Total expenses	19,268,104	23,392,178	38,271,747	44,415,146

Income from operations	9,879,773	6,871,701	19,998,947	15,296,194

Other (expenses)/income
Interest and finance costs	(2,332,943)	(2,032,345)	(4,790,466)	(4,053,386)
(Loss)/gain on derivatives	(311,922)	190,515	(763,450)	218,600
Interest income	58,754	60,625	106,241	120,607
Foreign exchange gain/(loss)	(107,753)	(10,570)	14,149	(43,432)
Other expenses, net	(2,693,864)	(1,791,775)	(5,433,526)	(3,757,611)

Net income	7,185,909	5,079,926	14,565,421	11,538,583

Earnings per share
- Basic and diluted	0.35	0.18	0.71	0.47

Weighted average number of shares
-Basic and diluted	20,552,568	28,261,359	20,552,568	24,428,259

StealthGas Inc.
Unaudited Consolidated Balance Sheets
(Expressed in United States Dollars)
	December 31,	June 30,
	2012	2013

Assets
Current assets
Cash and cash equivalents	42,273,000	110,507,823
Trade and other receivables	3,029,284	6,183,701
Claims receivable	32,835	307,262
Inventories	3,152,407	3,791,862
Advances and prepayments	435,226	571,965
Restricted cash	7,340,655	6,653,566
Total current assets	56,263,407	128,016,179

Non current assets
Advances for vessels under construction	19,321,045	19,534,961
Vessels, net	634,634,671	663,995,799
Other receivables	224,422	484,302
Restricted cash	1,300,000	1,300,000
Deferred finance charges, net of accumulated amortization of $1,786,158 and $1,894,998	1,295,486	1,075,862
Total non current assets	656,775,624	686,390,924
Total assets	713,039,031	814,407,103

Liabilities and Stockholders' Equity
Current liabilities
Payable to related party	7,288,899	4,208,443
Trade accounts payable	5,927,526	9,048,222
Accrued liabilities	2,855,170	4,167,112
Customer deposits	280,000	--
Deferred income	3,129,671	2,563,768
Fair value of derivatives	539,904	--
Current portion of long-term debt	35,787,544	47,428,884
Total current liabilities	55,808,714	67,416,429

Non current liabilities
Fair value of derivatives	5,409,337	4,137,105
Other non current liabilities	222,770	363,767
Long-term debt	309,564,768	279,706,906
Total non current liabilities	315,196,875	284,207,778
Total liabilities	371,005,589	351,624,207

Commitments and contingencies	--	--

Stockholders' equity
Capital stock	206,273	321,273
Additional paid-in capital	275,792,164	385,005,899
Retained earnings	66,016,627	77,555,210
Accumulated other comprehensive income/(loss)	18,378	(99,486)
Total stockholders' equity	342,033,442	462,782,896
Total liabilities and stockholders' equity	713,039,031	814,407,103

StealthGas Inc.
Unaudited Consolidated Statements of Cash Flows
(Expressed in United States Dollars)
	Six Month Periods Ended June 30,
	2012	2013

Cash flows from operating activities
Net income for the period	14,565,421	11,538,583

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	14,108,225	14,822,833
Amortization of deferred finance charges	208,481	219,624
Unrealized exchange loss	93,850	8,028
Share based compensation	--	145,112
Change in fair value of derivatives	(1,610,736)	(1,930,000)
Net gain on sale of vessels	(1,372,409)	--

Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(186,916)	(3,414,297)
Claims receivable	(259,483)	(365,911)
Inventories	77,204	(639,455)
Advances and prepayments	(163,040)	(136,739)
Increase/(decrease) in
Payable to related party	(508,291)	(3,080,456)
Trade accounts payable	(797,908)	3,120,696
Accrued liabilities	(399,080)	1,311,942
Other non current liabilities	--	140,997
Deferred income	850,130	(565,903)
Net cash provided by operating activities	24,605,448	21,175,054

Cash flows from investing activities
Insurance proceeds	629,339	91,484
Acquisitions and advances for vessels under construction	(43,278,652)	(44,397,877)
Proceeds from sale of vessels, net	18,136,907	--
Decrease in restricted cash account	1,301,690	687,089
Net cash used in investing activities	(23,210,716)	(43,619,304)

Cash flows from financing activities
Net proceeds from common stock issuance	--	109,183,623
Customer deposits paid	--	(280,000)
Loan repayment	(31,072,097)	(18,216,522)
Proceeds from long-term debt	43,250,000	--
Net cash provided by financing activities	12,177,903	90,687,101

Effect of exchange rate changes on cash	(93,850)	(8,028)

Net increase in cash and cash equivalents	13,478,785	68,234,823
Cash and cash equivalents at beginning of year	43,539,303	42,273,000
Cash and cash equivalents at end of year	57,018,088	110,507,823
CONTACT: Company Contact:
         Konstantinos Sistovaris
         Chief Financial Officer
         STEALTHGAS INC.
         011-30-210-6250-001
         E-mail: info@stealthgas.com